UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
BUSINESS OBJECTS S.A.
(Exact name of Registrant as specified in its charter)

Republic of France	98-0355777

(State of incorporation or organization	(IRS Employer I.D. No.)
157-159 rue Anatole France, 92300 Levallois-Perret,
France
(Address of principal executive offices)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Ordinary Shares, nominal value €0.10 per share*	The NASDAQ Stock Market LLC

American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share

* Not for trading, but only in connection with the American Depositary Shares.
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.: ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities Act registration statement file number to which this form relates (if applicable): Not applicable.
Securities to be registered pursuant to Section 12(g) of the Act:
None.

Item 1 Description of Securities to be Registered
Item 2 Exhibits
SIGNATURE
EXHIBIT INDEX

Item 1. Description of Securities to be Registered
          The following describes the share capital of Business Objects S.A. (the “Company”) pursuant to the Company’s articles of association and applicable French law. The following description is only a summary and is subject to and qualified in its entirety by the Company’s articles of association, which is incorporated by reference into this registration statement.
DESCRIPTION OF SHARE CAPITAL
Composition of the Company’s Share Capital
          The Company has only one class of shares. A holder of the Company’s ordinary shares may obtain the Company’s American Depositary Shares (“ADSs”) if the holder desires to trade the Company’s shares on the NASDAQ Global Select Market. In order to obtain the Company’s ADSs, a holder of the Company’s ordinary shares is required to deposit the ordinary shares with the Company’s depositary, The Bank of New York. Upon deposit of the ordinary shares, the depositary will issue the corresponding number of ADSs. The holder is also required to pay a per share fee to the depositary, as well as any applicable taxes and governmental charges. Holders of the Company’s ADSs may also obtain the Company’s ordinary shares by surrendering their ADSs, along with the payment of applicable fees, taxes and governmental charges to the depositary. Under French law, no fractional shares may be issued.
Changes in the Company’s Share Capital
          Except as set forth below, the Company’s share capital may be increased only with the approval of the Company’s shareholders at an extraordinary general meeting.. Increases in the Company’s share capital may be effected either by the issuance of additional shares, including the creation of a new class of shares, or by an increase in the nominal value of existing shares. Additional shares (ordinary or preferred) may be issued as follows:
•	for cash;

•	in satisfaction of indebtedness incurred by the Company;

•	for assets contributed in kind;

•	upon the conversion, exchange or redemption of debt securities previously issued by the Company;

•	upon the exercise of any such rights attached to other securities giving rights to common or preferred shares, including warrants or stock options; or

•	by capitalization of profits, reserves and premiums in the Company’s share capital.
          The shareholders, at an extraordinary general meeting, may delegate the authority, subject to certain conditions, or the powers to carry out certain increases in the Company’s share capital to the board of directors. The board of directors may further delegate this right to the chief executive officer and, with his or her agreement, to one or several deputy chief executive officers. Each time the Company’s shareholders vote for a capital increase in cash or delegate to the Company’s board of directors the powers or authority to implement a capital increase (except if this capital increase results from an earlier issue of securities giving access to share capital), the Company’s shareholders must decide whether or not to proceed with a capital increase reserved to the Company’s employees and employees of the Company’s subsidiaries or whether or not to delegate to the board of directors the right to carry out such reserved capital increase.
          French law permits preferred shares to have different liquidation, voting and dividend rights. The Company’s articles of association provide that share dividends may be distributed in lieu of payment of cash dividends for all or part of the annual or interim dividends in either cash or shares.
          The Company’s share capital may be decreased only with the approval of the Company’s shareholders at an extraordinary general meeting. This may be accomplished either by decreasing the nominal value of the shares or by reducing the number of outstanding shares. The conditions under which the Company’s share capital may be reduced will vary depending on whether the reduction is attributable to losses incurred by the Company. Under French law, holders of each class of shares must be treated equally. If the reduction is not attributable to losses, each shareholder will be offered an opportunity to participate in the capital reduction. The number of outstanding shares may be reduced either by an exchange of shares or by a repurchase and cancellation of the Company’s shares by the Company. Further, if, as a consequence of losses, the Company’s net equity (capitaux propres) is reduced below one-half of the Company’s share capital, the Company’s board of directors must, within four months from the approval of the accounts showing this loss, convene an extraordinary general meeting of shareholders to decide whether the Company should be dissolved before the Company’s statutory term. If dissolution is not approved, the capital must, by no later than the end of the second fiscal year following the fiscal year during which the losses were acknowledged, and subject to the legal provisions concerning the minimum share capital of sociétés anonymes, be reduced by an amount at least equal to the losses which could not be charged on reserves, unless during that period the net assets have been restored up to an amount at least equal to one-half of the Company’s share capital.
          Pursuant to a general shareholders’ meeting held on June 7, 2006, the Company’s board of directors has been authorized to effect increases in the Company’s share capital by issuing new shares, bonds convertible, exchangeable or redeemable into the Company’s shares, warrants to subscribe for the Company’s shares or other securities giving access to the Company’s share capital with or without preferential subscription rights in the same manner as the expiring resolution, which issuances may not exceed a nominal value of €2,000,000 (20,000,000 shares) inclusive of a maximum nominal value of €450,000,000 of convertible debt securities.
          Pursuant to a general shareholders’ meeting held on June 7, 2006, the Company’s board of directors has been authorized to reduce the Company’s share capital through cancellation of treasury shares by up to 10% over any 24 month period, which authorization is valid until December 6, 2007.
Preferential Subscription Rights
          Unless previously waived, shareholders have preferential subscription rights to subscribe for additional shares issued by the Company for cash on a pro rata basis. Shareholders may waive these preferential subscription rights at an extraordinary general meeting under certain circumstances. Preferential subscription rights are attached to the shares, and de facto, are transferable during the subscription period relating to a particular offering, if not previously waived.
          A two-thirds majority of the shares entitled to vote at an extraordinary general meeting of shareholders may vote to waive preferential subscription rights with respect to any particular offering. French law requires that the board of directors and the Company’s independent auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by French law. The shareholders may also decide at an extraordinary general meeting of shareholders to give the existing shareholders a non-transferable priority right (délai de priorité) to subscribe to the new securities, during a limited period of time. Shareholders may also notify the Company that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.
Attendance and Voting at Shareholders’ Meetings
          French law provides for two types of general meetings of shareholders, ordinary and extraordinary.
          Ordinary general meetings of shareholders are required for matters such as the following:
•	the election, replacement or removal of directors;

•	the authorization of payment of compensation to non-employee directors;

•	the appointment of statutory auditors;

•	the approval of annual statutory and consolidated financial statements and the allocation of profit;

•	the payment of dividends and authorization of dividends to be paid in shares;

•	the authorization to purchase the Company’s shares;

•	the approval of regulated agreements; and

•	in general, those matters not specifically reserved by French law to extraordinary general meetings.
          Extraordinary general meetings of shareholders are required for approval of matters such as the following:
•	amending articles of association;

•	amending shareholders’ rights;

•	increases in the Company’s share capital, including the possible waiver by shareholders of their preferential subscription rights;

•	decreases in the Company’s share capital;

•	the creation of a new class of equity securities (common or preferred shares);

•	the authorization to issue securities giving access to the Company’s share capital;

•	the approval of mergers, acquisitions for stock, and the like; and

•	the voluntary liquidation of the company prior to the end of its statutory term.

          Shareholder approval at an extraordinary meeting is required for any and all mergers in which the Company is not the surviving entity or in which the Company is the surviving entity and the Company issues a portion of its share capital to the shareholders of the acquired entity.
          Special meetings of shareholders of a certain category of shares or of securities giving access to the Company’s share capital are required for any modification of the rights derived from such category of shares of for any modification of the terms for such securities giving access to the Company’s share capital. The resolutions of the shareholders’ general meeting affecting these rights are effective only after the approval by the relevant special meeting.
          At an ordinary general meeting of shareholders, a simple majority of the votes cast is required to pass a resolution. At an extraordinary general meeting of shareholders, a two-thirds majority of the votes cast is required. A simple majority of shareholders’ vote present is required to pass a resolution concerning a capital increase by incorporation of reserves, profits or premiums at an extraordinary general meeting. However, a unanimous vote is required to increase the liabilities of shareholders. Abstention by those present or represented by proxy is deemed a vote against the resolution submitted to a vote.
          The presence in person or by proxy or by any means of telecommunications in accordance with applicable laws and regulations of shareholders holding not less than 20%, in the case of an ordinary general meeting, or 25%, in the case of an extraordinary general meeting, of the shares entitled to vote is necessary for a quorum on first call. If a quorum is not present, then the meeting is postponed. There is no quorum requirement in the case of a reconvened ordinary general meeting; however, the presence in person or by proxy or by any means of telecommunications in accordance with applicable laws and regulations of shareholders holding not less than 20% of the shares entitled to vote is necessary for a quorum in the case of a reconvened extraordinary general meeting.
          The Company’s board of directors is required to convene an annual ordinary general meeting of shareholders, for approval of the annual statutory and consolidated financial statements to be held within six months of the end of its fiscal year. However, the president of the commercial court (tribunal de commerce) may extend this six-month period. Other ordinary or extraordinary meetings may be convened at any time during the year. Meetings of shareholders may be convened by the Company’s board of directors or, if the Company’s board of directors fails to call a meeting, by the Company’s statutory auditors or by a court-appointed agent. The court may be requested to appoint an agent either by one or more shareholders holding not less than 5% of the Company’s share capital or by a duly qualified association of shareholders having held their shares in registered form for at least two years and holding at least a defined percentage of the Company’s voting rights or by any interested party in cases of emergency or by the workers’ committee in emergency situations; or by shareholders holding a majority of share capital or voting rights after a public tender offer or the acquisition of a controlling block of shares.
          Shareholders’ meetings must be announced by a preliminary notice (avis de réunion) at least 30 days prior to the meeting date. The preliminary notice must set forth certain information, including the time, date and place of the meeting, the agenda for the meeting, a draft of the resolutions to be submitted to the shareholders, the procedures which holders of bearer shares must follow to attend the meeting, the address of the Internet website, if any, and the procedure for voting by proxy or at a distance, including by electronic means. The preliminary notice must also be published in the Bulletin des Annonces Légales Obligatoires (“BALO”), a French legal publication. Prior to publication, the preliminary notice must have been sent to the AMF.
          A final notice (avis de convocation) must be sent to the AMF, and to all holders of registered shares who have held their shares for more than one month, and published in a qualified newspaper and in the BALO, at least 15 days prior to the shareholders’ meeting upon first call, and at least six days prior to the shareholders’ meeting upon second call. This final notice must set forth, among other things, the procedures for voting by holders of bearer shares, by proxy and at a distance, as well as the time, date, place and agenda of the meeting.
          Additional resolutions to be submitted to a vote of the shareholders at the meeting may be proposed to the Board of Directors within 10 days of the publication of the preliminary notice in the BALO by one or several shareholders holding a specified percentage of our share capital, the workers’ committee, or a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least a specified percentage of the voting rights of our company. The minimum number of shares required depends on the amount of the share capital of the Company, which is equal to 2.28% of the Company’s outstanding share capital as of July 31, 2006. Similarly, a duly qualified association, registered with the AMF and the Company’s company, of shareholders having held their shares in registered form for at least two years, and together holding at least a defined percentage of the Company’s voting rights, which is equal to 1.94% of the Company’s outstanding share capital as of July 31, 2006, may propose additional resolutions.
          In addition to being entitled to certain information regarding the Company’s company, any shareholder may, during the 15-day period preceding a shareholders’ meeting, submit to the Company’s board of directors written questions relating to the agenda for the meeting. The board of directors is required to respond to these questions during the meeting.
          According to the Company’s articles of association, attendance and voting rights at ordinary and extraordinary general meetings of shareholders are subject to the following:
•	holders of registered ordinary shares must have the ordinary shares registered in their name at least one business Paris (France) day prior to the date of the shareholders’ meeting; and

•	holders of bearer ordinary shares must, at least one business Paris (France) day prior to the date of the shareholders’ meeting, evidence that the bearer ordinary shares are being held in a blocked account by producing a certificate issued by the financial intermediary holding the account. The holder must deposit this certificate at the place specified in the final notice of the meeting.
          This requirement necessarily excludes holders of ADSs who have not properly registered their shares as ordinary shares. Shareholders who have properly registered their ordinary shares may participate in general meetings in person or by proxy or by mail or by any means of telecommunication in accordance with applicable laws and regulations, and may vote in proportion to the number of shares held. Each share carries the right to one vote except for shares held by entities controlled directly or indirectly by the Company that are not entitled to any voting rights under French law. Proxies may be granted by a shareholder as follows:
•	to his or her spouse;

•	to another shareholder or if the shareholder is not a French resident as defined in the French Civil Code, to an intermediary registered under the condition set forth by French law;

•	to a legal representative, in the case of a corporation; or

•	automatically, by sending a proxy in blank to the Company’s company without designating any representative.
          In the case of a blank proxy, the chairman of the meeting of shareholders will vote the shares, with respect to which the blank proxy has been given, in favor of all resolutions proposed or approved by the Company’s board of directors and against all others.
          The Company’s ADSs are voted by the depositary in accordance with the depositary agreement. Holders of ADSs receive notices of shareholder meetings and other reports and communications, in English, as are generally made available to the holders of the Company’s ordinary shares. Shareholders’ meeting notices are distributed to holders of ADSs in general at least 30 days prior to the meeting date. The holders of ADSs vote their shares by completing and submitting a voting instruction card to the depositary. If a voting instruction card is not returned to the depositary, or if the voting instruction card is returned but it is improperly completed, the depositary will vote the shares in favor of each proposal recommended or approved by the Company’s board of directors and against each other proposal. Alternatively, a holder may exchange his or her ADSs for ordinary shares vote the ordinary shares directly.
Dividend and Liquidation Rights
          Profits available for distribution to the Company’s shareholders as dividends are comprised of net profits in each fiscal year, as increased or reduced, as the case may be, by any profit or loss carried forward from prior years less any contributions to the reserve accounts pursuant to law or the Company’s articles of association. Dividends may also be distributed from special reserves, subject to approval by the Company’s shareholders and as described more fully below.
          The Company is legally required under French law to establish and maintain a legal reserve as part of the Company’s share capital by making a minimum allocation of 5% of the Company’s net profits each year to a legal reserve fund and it may be necessary to maintain it at a level equal to 10% of the aggregate nominal value of the Company’s share capital, which may be increased or reduced from time to time. The legal reserve is distributable only upon the liquidation of the company. French law and the Company’s articles of association also provide that the Company’s distributable profits, after deduction of any amounts required to be allotted to the legal reserve, can be allocated to one or more special purpose reserves or distributed as dividends, as may be determined at an ordinary general meeting of shareholders.
          Dividends are paid if approved by the shareholders at an ordinary general meeting of shareholders at which the annual accounts are approved. Dividends are distributed to shareholders pro rata based on their respective holdings of shares. The dividend payment date is determined by the shareholders at the ordinary general meeting approving the declaration of the dividends, or by the board of directors in the absence of a determination by the shareholders. If authorized, payment of the dividends must occur within nine months of the end of the Company’s fiscal year unless otherwise authorized by court order. Under French law, dividends not claimed within five years of their payment date revert to the French State. The Company’s articles of association authorize the Company’s shareholders, at an annual ordinary general meeting of shareholders, to grant each shareholder an option to receive all or part of any annual or interim dividends in either cash or shares. If shareholders are given a choice with respect to all of any annual or interim dividend, they must choose to receive all of any such dividend in either cash or stock. If shareholders are given a choice only with respect to a portion of any annual or interim dividend, they must choose to receive all of any such portion in either cash or stock.
          If the Company’s net profits for the year in which dividends are paid are sufficient as reflected in an interim income statement certified by the Company’s auditors, the Company’s board of directors has the authority, subject to French law and regulations, to distribute interim dividends without prior approval of the Company’s shareholders. Interim dividends may not exceed the Company’s net income.
          The Company has not paid any cash dividends on its ordinary shares since inception. The Company currently anticipates that the Company will retain all future earnings for use in the Company’s business, and the Company does not anticipate paying any dividends in the foreseeable future.
          If the Company was liquidated, the assets remaining after payment of the Company’s debts, liquidation expenses and all of the Company’s remaining obligations would first be used to repay in full the nominal value of the Company’s ordinary shares, and the surplus, if any, would be distributed among the holders of ordinary shares in proportion to the nominal value of their shareholdings.
Repurchase of Ordinary Shares
          Under French law, a company may not subscribe for its own shares. However, pursuant to regulations of the European Union, French law and the AMF’s regulations, the Company may, either directly or indirectly through a financial services intermediary (prestataire de services d’investissement), purchase the Company’s own shares in an amount of up to 10% of the Company’s share capital in connection with a share repurchase program the details of which must be published in a press release prior to the implementation of the share purchase program, in accordance with the provisions of the Réglement Général of the AMF (the “AMF Charter”). The Company is required to report all trades made in the Company’s own shares to the AMF, which the AMF then makes public, and to the shareholder’s meeting held each year.
          Share repurchases in connection with a share repurchase program may be made only by companies whose shares are admitted for trading on a “regulated market.” Under French law, the term “regulated market” does not currently include the NASDAQ Global Select Market but does include the Eurolist by Euronext on which the Company’s shares are listed. Further, purchases by the Company of the Company’s own shares may not result in the Company holding directly or through a person acting on the Company’s behalf more than 10% of the Company’s own shares or if the Company has different classes of shares, 10% of the shares in each class. If any repurchase were to result in the Company’s company holding more than 10% of the Company’s issued shares, the Company would be required to sell any shares in excess of the 10% threshold within one year. French law further requires that any shares in excess of the 10% limit, not sold within the one year period, be cancelled. Shares repurchased may be cancelled by an extraordinary general shareholders’ meeting, although no more than 10% of the share capital may be cancelled within any single 24-month period.
          Shares repurchased must be held in registered form and be fully paid up. They are deemed to be outstanding under French law, but are not entitled to any dividend or voting rights. In addition, the preferential subscription rights attached to the repurchased shares may not be exercised by the company itself. Further, the shareholders, at an extraordinary general meeting, may decide not to take the repurchased shares into account in determining the preferential subscription rights attached to other shares. In the absence of such a decision, the rights attached to any shares held by the Company must either be sold on the market before the end of the subscription period or distributed to other shareholders on a pro rata basis.
          At the shareholders’ meeting held on June 7, 2006, the Company’s shareholders authorized the repurchase of the Company’s ordinary shares pursuant to the Company’s share repurchase program in accordance with French law. Under this authorization, the Company’s board of directors may repurchase and dispose of up to 10% of the Company’s shares at a maximum purchase price of €43, provided that the amount of funds dedicated to this share repurchase program may not exceed €250 million. According to this authorization, , the shares may be repurchased, upon a decision of the board of directors, in order to:
•	purchase and hold shares in treasury form in order to later provide shares as consideration in the context of potential external growth transaction, in compliance with applicable securities regulations and stock market rules;

•	fulfill obligations related to stock option programs or other allocations of shares to employees or officers of the Company or of a related company;

•	deliver shares upon the exercise of the rights attached to securities giving the right to shares of the Company;

•	manage the market making and the liquidity of the Company’s share price by an investment services provider through a liquidity agreement compliant with the ethics charter approved by the AMF and subject to compliance with the rules of the SEC and the NASDAQ Global Select Market;

•	cancel such repurchased shares, subject to the approval of a specific resolution by the extraordinary shareholders’ meeting; or

•	implement any market practice which would become authorized by the law or the AMF and subject to compliance with the rules of the SEC and the NASDAQ Global Select Market.
          At the shareholders’ meeting held on June 7, 2006, the Company’s shareholders authorized a share capital decrease upon the cancellation of the shares repurchased under the share repurchase program, up to a limit of 10% of the Company’s share capital in any 24 month period.
          The Company is aware that U.S. and French securities laws impose certain restrictions on the Company’s ability to repurchase the Company’s own shares. The Company intends to fully comply with these laws in connection with any repurchases it makes.
Trading in The Company’s Shares
          Pursuant to the regulations of the European Union and the AMF, the Company may not trade in the Company’s own shares for the purpose of manipulating the market. Pursuant to these regulations, there are certain requirements for trades by a company to be considered valid:
•	the issuer may not, when executing trades under a share repurchase program, purchase shares at a price higher than the highest price of the last independent trade or the highest current independent bid on the trading venue where the purchase is carried out;

•	when the issuer carries out the purchase of its own shares through derivative financial instruments, the exercise price of such derivative financial instruments shall not be above the higher of the price of the last independent trade or the highest current independent bid; and

•	the issuer may generally not purchase more than 25% of the average daily volume of the shares in any one day on the regulated market on which the purchase is carried out. The average daily volume figure is to be based on the average daily volume traded in the month preceding the month of public disclosure of the program and fixed on that basis for the authorized period of the program. Where the program makes no reference to that volume, the average daily volume figure must be based on the average daily volume traded in the 20 trading days preceding the date of purchase.
          In addition, in order to benefit from the exemption provided by the regulations of the European Union and the AMF, a company shall not, during its participation in a share repurchase program, engage in the following trading:
•	the sale of its own shares during the life of the program;

•	trading where the company becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities; or

•	trading during a 15-day period before the date on which the company makes its consolidated, annual and intermediary accounts public.
          However, these requirements do not apply if:
•	the issuer has in place a time-schedule share repurchase program; or

•	the share purchase program is lead-managed by an investment firm or a credit institution which makes its trading decisions in relation to the issuer’s shares independently of, and without influence by, the issuer with regard to the timing of the purchases.
          Pursuant to the AMF Charter, the Company must publicly disclose any transactions carried out pursuant to an ongoing share repurchase program by way of a press release posted on the AMF’s website, no later than the seventh trading day following the date of execution of any such transactions.
          In addition, as the case may be, the Company will disclose, at least once a month, specified information regarding transactions.
Cross Shareholdings and Holding of the Company’s Shares by the Company’s Subsidiaries
          French law prohibits a company from holding the Company’s shares if the Company holds more than 10% of that company’s share capital. Likewise, the Company may not own any interest in a French company holding more than 10% of the Company’s share capital. In the event of a cross shareholding violation, and failing agreement between the companies involved in order to regularize the situation the company owning the smaller percentage of shares in the other company must sell its interest within one year. If the cross shareholding is equally important, each company will reduce its respective cross shareholdings so that each company’s shareholdings do not exceed 10% of the other company’s share capital within one year. Until sold, the shares are deprived of their voting rights. Failure by the officers and directors of a company to sell the shares is a criminal offense.
Requirements for Holdings Exceeding Certain Percentages
          French law provides that any individual or entity (including a holder of ADSs) acting alone or in concert that becomes the owner of more than 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% or 95% of the share capital or voting rights of a company listed on a regulated market, such as the Eurolist by Euronext, or that increases or decreases its shareholding or voting rights above or below by any of the foregoing percentages, is required to notify the company within five trading days, of the number of shares and ADSs its holds individually or in concert with others and the voting rights attached to the shares and the number of securities giving access to shares and voting rights. The individual or entity must also notify the AMF within five trading days of crossing any of the foregoing percentages. The AMF makes the information available to the public. In addition, any individual or legal entity acquiring more than 10% or 20% of the outstanding shares or voting rights of the Company’s company must file a notice with the Company and the AMF within 10 trading days. The AMF makes such notice available to the public. This report must state whether the acquirer acts alone or in concert with others and must indicate the acquirer’s intention for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the Company’s company or to seek nomination (for itself or for others) to the Company’s board of directors. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The AMF makes the notice public. The acquirer may amend its stated intentions by filing a new report, provided that it does so on the basis of significant changes in its own situation or stockholdings.
          Any shareholder who fails to comply with these requirements will have the voting rights for all shares in excess of the relevant thresholds suspended until the second anniversary of the completion of the required notifications and may have all or part of such voting rights suspended for up to five years by the relevant commercial court at the request of the Company’s chairman, any of the Company’s shareholders or the AMF and may be subject to a €18,000 fine.
          The Company’s articles of association provide that any individual or entity (including a holder of ADSs) acting alone or in concert who acquires a number of shares equal to or greater than 2% or a multiple thereof, of the Company’s share capital or voting rights, shall within five trading days of crossing such holding threshold inform the Company of the total number of shares or voting rights that such person holds by a registered letter with a proof of delivery slip addressed to the Company’s headquarters or by an equivalent means in accordance with applicable foreign law. When the threshold is crossed as a result of a purchase or sale on the stock market, the period of five trading days allowed for disclosure begins to run on the trading date of the securities and not the delivery date. This notification obligation also applies, as set forth above, whenever a new threshold of 2% is reached or has been crossed (whether an increase or decrease), for whatever reason, up to and including a threshold of 50%. In determining the threshold referred to above, both shares and/or voting rights held indirectly and shares and/or voting rights associated with shares and/or voting rights owned as defined by the French Commercial Code will be taken into account.
          Furthermore, the Company’s articles of association provide that should this notification obligation not be complied with and should one or more shareholders who holds at least 2% of the share capital or voting rights so request, shares in excess of the fraction which should have been declared are deprived of voting rights at any subsequent shareholders’ meeting convened until two years following the date of making the required notification. Any request of the shareholders shall be recorded in the minutes and will involve the legal penalty referred to above.
          Under the AMF Charter, and subject to limited exemptions granted by the AMF, any person or persons acting in concert who comes to own more than 33 1/3 % of the share capital or voting rights of a listed company must initiate a public tender offer for the remainder of the share capital and voting rights of such company and for the balance of the securities giving access to the share capital of such company.
          The provisions described above may impede the accumulation of the Company’s shares by third parties seeking to gain a measure of control over the Company’s company and could have other anti-takeover effects.

Form and Holding of Ordinary Shares
          Form of Ordinary Shares. The Company’s shares may be held in either registered or bearer form at the option of each shareholder, subject to applicable regulations regarding the form of the shares held by certain legal or natural persons.
          Shares of companies listed on the Eurolist by Euronext are cleared by LSH Clearnet S.A. via Clearing 21 and settled through Euroclear France S.A., using a continuous net settlement system. These companies may use the procedure known as titres au porteur identifiable according to which Euroclear France S.A. may, upon request, disclose, among other things, the name, nationality, address, and number of shares held by each shareholder and as the case may be, the restrictions attached to these securities. This information may only be requested by the listed company itself and may not be disclosed to third parties. The Company’s articles of association provide expressly for the possibility to use this procedure.
          Holding of Ordinary Shares. In accordance with French law, the ownership rights of shareholders are represented by book entries instead of share certificates. The Company maintains a share account with Euroclear France S.A. for all shares in registered form, which is administered by the depositary, BNP Paribas Securities Services. Shares are registered in the name of their respective owners in individual shareholder accounts maintained by or on behalf of the Company’s company through the accredited intermediary.
          Each shareholder’s account shows the name of the shareholder and the number of shares held. The Company will issue or cause to be issued confirmations (attestations d’inscription en compte) as to holdings of shares registered in a shareholder’s account to the persons in whose names the shares are registered. These confirmations do not constitute documents of title.
          Shares of a listed company may also be held in bearer form. Shares held in bearer form are held and registered on the shareholder’s behalf in an account maintained by an accredited financial intermediary and are credited to an account at Euroclear France S.A. maintained by the intermediary. This account is separate from the Company’s share account with Euroclear France S.A. Each accredited financial intermediary maintains a record of shares held through it and issues certificates of inscription for the shares it holds. Transfers of shares held in bearer form may only be made through accredited financial intermediaries and Euroclear France S.A.
Anti-takeover Provisions
          At the shareholders’ meeting held on June 7, 2006, the Company’s shareholders approved a resolution delegating to the board of directors the authority to issue, on one or more occasions, warrants, free of charge, to all the shareholders of the Company, according to Articles L.233-32 and L.233-33 of the French Commercial Code. This resolution also delegates to the board of directors the authority to set the exercise conditions and terms of the warrants, which would allow the subscription, with preferential conditions, of one or more shares of the Company. The maximum number of warrants issuable cannot exceed the number of shares comprising the Company’s share capital at the time of the issuance of the warrants. The maximum nominal amount of shares issuable cannot exceed €12,500,000. This delegation to the board of directors is valid until December 6, 2007.
          The issuance of warrants is designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited takeover attempt in a manner or on terms not approved by the board of directors. The board of directors can issue the warrants only in accordance with the reciprocity exception pursuant to French law, which means in the context of one or several offers, where at least one of which is made by an acquirer that would not be required to obtain prior shareholder approval before adopting a similar defensive measure against an unapproved public tender offer or exchange offer or by an acquirer that is controlled by an entity that would not be required to obtain prior shareholder approval before adopting a similar defensive measure against an unapproved public tender offer or exchange offer.
          In the event of a hostile offer, the board of directors will disclose its intention to use the delegation granted pursuant to the resolution, and would issue the warrants only if the acquirer refused to cancel its offer or refused to improve the terms of the offer in a manner that would lead the board of directors to approve the offer. In the event that the takeover bid and any concurrent bid fails, expires or is withdrawn, the warrants will expire. Accordingly, the warrants should not interfere with any merger or business combination approved by the board of directors.
          The warrants are not intended to prevent all takeover attempts of the Company. The warrants may, however, have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the board of directors. The warrants may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company’s board of directors.
          The warrants would be issued, free of charge, to all holders of the Company’s shares on record as of a date set by the board of directors, which would be before the end of the tendering period. The subscription price per share would be at least equal to the share nominal value (i.e., as of the date of this filing, €0.10).
          At the shareholders’ meeting held on June 7, 2006, in accordance with Article L.233-33 of the French Commercial Code, the Company’s shareholders also approved a resolution authorizing the board of directors to use, during a tender offer, the authorizations and delegations to increase the Company’s capital pursuant to resolutions 16 to 25 and 27 as approved at the same shareholders meeting. The board of directors can use these authorizations and delegations only in accordance with the reciprocity exception pursuant to French law, as described above. In the event of a hostile offer, the board of directors would be able to issue shares and/or other securities of the Company in accordance with the terms, conditions and limitations set forth pursuant to resolutions 16 to 25 and 27 as approved at the same shareholders meeting. The issuance of securities to shareholders, through a public offering, or to employees under the authorizations and delegations during a tender or exchange offer could have the effect of making it more difficult for the party making the offer to succeed. Prior to the issuance of the shares and/or other securities the appropriate registration statements would need to be filed with the Securities and Exchange Commission.
DESCRIPTION OF AMERICAN DEPOSITARY SHARES AND AMERICAN DEPOSITARY RECEIPTS
          The Company’s ADSs are securities created under the terms of a deposit agreement with The Bank of New York, as depositary, a copy of which is attached as Exhibit 4.1 and incorporated herein by reference. Each of the Company’s ADSs represents an ownership interest in one of the Company’s ordinary shares which is deposited with the custodian, as agent of the depositary, under the deposit agreement. Following any distribution with respect to the Company’s ordinary shares, or any change affecting such shares, each of the Company’s ADSs will also represent any additional ordinary shares and any other securities, cash or other property deposited with the depositary in respect of that ADS but not distributed by it directly to holders of the Company’s ADSs. The Company’s ADSs are evidenced by what are known as American depositary receipts (“ADRs”), which are executed and delivered by the depositary with respect to a deposit of the Company’s ordinary shares. The Bank of New York’s corporate trust office is located at 101 Barclay Street, New York, New York 10286 and its principal executive office is located at One Wall Street, New York, New York 10286.

          The Company’s ADSs may be held either directly by a holder having ADRs registered in the holder’s name on the books of the depositary or indirectly through a broker or other financial institution. The following description assumes the Company’s ADSs are held directly. If the Company’s ADSs are held through a broker or financial institution nominee, the procedures of the broker or financial institution must be relied upon to assert the rights of a holder of the Company’s ADSs described in this section. Persons who hold the Company’s ADSs through a broker or financial institution nominee should consult with their broker or financial institution to find out what those procedures are.
          The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to holders of the Company’s ADSs. For more complete information, holders of the Company’s ADSs should read the deposit agreement, which is incorporated herein by reference.
Share Dividends and Other Distributions
          The Company may make various types of distributions with respect to its securities. The depositary has agreed to pay to holders of the Company’s ADSs the cash dividends or other distributions it or the custodian receives on the Company’s ordinary shares or other deposited securities, after deducting its fees and expenses. Holders of the Company’s ADSs will receive these distributions in proportion to the number of underlying ordinary shares their ADSs represent.
          Cash. The depositary will convert cash distributions from foreign currency to U.S. dollars if this is permissible and can be done on a reasonable basis and if it can transfer the U.S. dollars to the United States. The depositary will endeavor to distribute the cash in a practicable manner, and may deduct any taxes required to be withheld, any expenses of converting foreign currency and transferring funds to the United States, and other expenses and adjustments. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, holders of the Company’s ADSs may lose some or all of the value of the distribution. If funds cannot be converted on a reasonable basis to U.S. dollars, the depositary may distribute the foreign currency to the ADS holders or hold the foreign currency uninvested and without interest for the Company’s ADS holders. The depositary will distribute only whole U.S. dollars and will round fractional cents to the nearest whole cent.
          Shares. In the case of a distribution in ordinary shares of the Company, the depositary may, upon prior consultation with and approval by the Company’s, and will, if the Company so requests, issue additional ADRs to evidence the number of ADSs representing these ordinary shares. If a distribution of the Company’s ordinary shares would require the distribution of ADSs representing fractional ordinary shares, the depositary will sell the number of ordinary shares corresponding to the aggregate of such fractions and distribute the net proceeds to any of the Company’s ADS holders entitled to receive such net proceeds. If the depositary does not distribute additional ADRs representing the distributed shares, each ADR will also represent the new shares.
          Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional ordinary shares or other rights, including preferential subscription rights, the depositary may, after consultation with the Company’s, distribute those rights if the Company provides satisfactory evidence that the depositary may lawfully do so. The Company will not be obligated to furnish such evidence. However, if the Company does not furnish satisfactory evidence that the depositary may lawfully distribute these rights or if the depositary determines it is not practicable to distribute these rights, the depositary may:

•	sell the rights if practicable and distribute the net proceeds as cash; or

•	allow the rights to lapse, in which case the Company’s ADS holders will receive nothing.
          The depositary will not offer rights to holders of the Company’s ADSs unless both the rights and the securities to which they relate, including the Company’s ordinary shares, are either exempt from registration under the Securities Act or are registered under the Securities Act. The Company has no obligation to file a registration statement under the Securities Act in order to make any rights available to holders of the Company’s ADSs.
          Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may:
•	distribute such securities or property in any manner it deems equitable and practicable;

•	sell such securities or property and distribute any net proceeds in the same way it distributes cash; or

•	hold the distributed property in which case the Company’s ADSs will also represent the distributed property.
          The depositary may choose any practical method of distribution for any holder of the Company’s ADS, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of any holder of the Company’s ADSs as deposited securities.
          The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of the Company’s ADSs.
          There can be no assurances that the depositary will be able to convert any currency at any particular exchange rate or sell any property, rights, shares or other securities at any particular price, nor that any of the transactions can be completed within any particular time period.
Deposit and Withdrawal
          Deposit. The depositary will execute, deliver and register one or more of the Company’s ADRs evidencing the Company’s ADSs to any person who deposits or causes to be deposited with the custodian the Company’s ordinary shares or evidence of rights to receive the Company’s ordinary shares. The Company’s ordinary shares deposited with the custodian must be accompanied by specified documents, including instruments showing that the Company’s ordinary shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.
          The custodian will hold all deposited ordinary shares for the account of the depositary. The Company’s ADS holders thus have no direct ownership interest in the Company’s ordinary shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional deposited ordinary shares and other securities, property and cash received on or in substitution for the deposited Ordinary Shares. Upon each deposit of the Company’s ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name of the entitled person evidencing the number of the Company’s ADSs to which such person is entitled. Certificated ADRs will be delivered at the depositary’s principal New York office or any other location that it may designate as its transfer office.
          Withdrawal. When any holder of the Company’s ADSs turns in the ADRs evidencing their ADSs at the depositary’s office for withdrawal, the depositary will, upon payment of applicable fees, charges and taxes, and upon receipt of proper instructions, request that the custodian of the ordinary shares underlying the ADSs to register such holder in the share register of the Company. The depositary may restrict the withdrawal of deposited securities for:
•	temporary delays caused by closing the transfer books of the Company or those of the depositary, or the deposit of the Company’s ordinary shares for voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the Company’s ADRs or to the withdrawal of deposited securities.
Voting Rights
          If the depositary asks a holder of the Company’s ADSs to provide it with voting instructions, such holder may instruct the depositary how to exercise the voting rights for the Company’s ordinary shares which underlie the holder’s ADSs. After receiving voting materials from the Company’s, the depositary will notify the holders of the Company’s ADSs of any shareholders’ meeting or solicitation of consents or proxies. This notice will describe how holders of the Company’s ADSs may instruct the depositary to exercise the voting rights for the Company’s ordinary shares which underlie their ADSs. For instructions to be valid, the depositary must receive them on or before the required date. The depositary will try, as far as is practicable, to vote or to have its agents vote the Company’s ordinary shares or other deposited securities as holders of the Company’s ADSs instruct. If no instructions are received by the depositary from a holder of the Company’s ADSs with respect to the voting of the Company’s ordinary shares on or before the date such instructions are to be received, or if the depositary receives improperly completed voting instructions or receives a blank proxy from an owner of the Company’s ADSs the depositary will, as far as permitted under French law, the Company’s articles of association and ordinary shares, deem such owner to have instructed the depositary to give a proxy to the president of the general meeting of shareholders to vote such deposited securities in favor of the resolutions presented or approved by the Company’s board of directors and against any other resolution not so presented or approved. Neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, except in the event of bad faith, for the manner in which any vote is cast or for the effect of any vote.
          Under French law and the Company’s articles of association, shareholders holding ordinary shares or their authorized representatives may vote the ordinary shares, attend shareholders’ meetings or, subject to certain limitations, submit proposals to be considered at such meetings. Holders of ADSs may only cause their ADSs to be voted through the depositary if the holder follows the procedures described above for withdrawal of the Company’s ordinary shares underlying the holder’s ADSs at least one day before the shareholders’ meeting.

Record Dates
          The Company’s board of directors will fix record dates after consultation with the depositary Company, when practicable, for the determination of the holders of the Company’s ADSs who will be entitled:
•	to receive a dividend, distribution or rights;

•	to give instructions for the exercise of voting rights at a meeting of holders of the Company’s ordinary shares or other deposited securities; or

•	to receive any notice or to act in respect of other matters, all subject to the provisions of the deposit agreement.
Fees and Expenses
          The depositary will charge a fee for each issuance of the Company’s ADSs, including issuances resulting from distributions of ordinary shares, rights and other property, and for each surrender of the Company’s ADSs in exchange for deposited securities. Holders of the Company’s ADSs or persons depositing ordinary shares may also be charged the following expenses:
•	taxes and other governmental charges;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register for the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.
Payment of Taxes
          Holders of the Company’s ADSs are responsible for any taxes or other governmental charges payable on their ADSs or on the deposited securities underlying their ADSs. The depositary may refuse to transfer any holder’s ADSs or allow any holder to withdraw the deposited securities underlying the ADSs until such taxes or other charges are paid. The depositary may apply payments owed to the holder or sell deposited securities underlying the holder’s ADSs to pay any taxes owed and the holder would remain liable for any deficiency. If the depositary sells securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay the holder any proceeds, or send to the holder any property, remaining after the depositary has paid the taxes.
Item 2. Exhibits

3.1(1)	Memorandum and Articles of Association and Updated Bylaws of Business Objects S.A., as amended July 20, 2006 (English translation of French legal version)

4.1(2)	Form of Deposit Agreement, as amended and restated on October 15, 2003, among Business Objects S.A. and the Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including Exhibit A to Deposit Agreement).

(1)	Incorporated by reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed with the Commission on July 26, 2006.

(2)	Incorporated by reference to Exhibit 1 to Registrant’s Registration Statement on Form F-6 filed with the Commission on October 15, 2003 (File No. 333-109712).

SIGNATURE
          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 8, 2006	BUSINESS OBJECTS S.A.

	By:	/s/ James R. Tolonen
	Name:	James R. Tolonen
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number

3.1(1)	Memorandum and Articles of Association and Updated Bylaws of Business Objects S.A., as amended July 20, 2006 (English translation of French legal version)

4.1(2)	Form of Deposit Agreement, as amended and restated on October 15, 2003, among Business Objects S.A. and the Bank of New York, as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including Exhibit A to Deposit Agreement).

(1)	Incorporated by reference to Exhibit 3.1 to Registrant’s Current Report on Form 8-K filed with the Commission on July 26, 2006.

(2)	Incorporated by reference to Exhibit 1 to Registrant’s Registration Statement on Form F-6 filed with the Commission on October 15, 2003 (File No. 333-109712).